Exhibit II-5
(English Language Summary)
Other Documents made available by Canon Machinery Inc. relating to the matters specified in Article 782,
Paragraph 1 of the Japanese Companies Law
     A fair and accurate summary of (i) fairness of the consideration and (ii) reference materials as to the consideration is included in “Announcement of Share Exchange Agreement under which Canon Inc. Will Make Canon Machinery Inc. Its Wholly Owned Subsidiary”, dated June 28, 2010, attached as Exhibit I-1.
     Also, a translation of Canon Inc.’s financial statements for the fiscal year ended December 31, 2009 is included in Canon Machinery Inc.’s Notice of Convocation of the Extraordinary General Meeting of Shareholders dated July 30, 2010, attached as Exhibit I-2.

II-5-1